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                           Drinker Biddle & Reath LLP
                                One Logan Square
                               18th & Cherry Sts.
                             Philadelphia, PA 19103
                                 (215) 988-2700
                              www.drinkerbiddle.com


August 22, 2005

VIA EDGAR
---------
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:  Todd Schiffman
       Christian Windsor

                  Re:      SIG Indices, LLLP
                           Registration Statement on Form S-1
                           SEC File Number:  333-115203
                           ----------------------------

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we request on behalf of SIG Indices, LLLP (the "Company") the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-115203, together with all amendments and exhibits thereto (the "Registration Statement"), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was originally filed with the Securities and Exchange Commission on May 5, 2004. The Company has decided not to pursue the offering contemplated in the Registration Statement at this time. No securities have been sold in connection with the offering contemplated in the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, we also request on behalf of the Company that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions concerning this request for withdrawal, please contact William M. Garrett at (215) 988-2725.

                                            Respectfully submitted,

                                            /s/ Stephen T. Burdumy
                                            ----------------------
                                            Stephen T. Burdumy


cc:  Todd Silverberg, Esq.
     Diana E. McCarthy, Esq.